UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For April 7, 2003

MADGE NETWORKS N.V.

(Translation of registrant’s name into English)

Keizersgracht 62-64

1015 Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

Page 1 of 5 Pages

Exhibit Index Appears on Page 4

MADGE NETWORKS N.V.

Item 1.    Press Release

Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madge Networks N.V.

By:	/s/ MARTIN MALINA
Martin Malina Managing Director

Date: 8 April 2003

EXHIBIT INDEX

Exhibit	Page
Press Release	5

Madge Networks N.V.

Keizersgracht 62-64

1015 CS Amsterdam

The Netherlands

Main: (+44) 1753 661 000

Fax:    (+44) 1753 661 011

MADGE NETWORKS N.V. ANNOUNCES

DELISTING FROM NASDAQ

Amsterdam, The Netherlands (April 7, 2003)—Madge Networks N.V. (NASDAQ: MADGF), a global supplier of advanced wired and wireless networking product solutions, today announced that it has received notification that the Company’s securities will be delisted from the Nasdaq SmallCap market at the start of trading on Wednesday April 9, 2003.

The notification states that the market value of the Company’s listed securities have been below US$35 million for more than 10 consecutive trading days and therefore the Company has failed to comply with Marketplace Rule 4310(c)(2)(B)(ii), despite the 30 calendar days given by the Nasdaq on February 21, 2003 to regain compliance.

The notification also states that there is an additional basis for delisting the Company, as it has failed to comply with MarketPlace Rule 4310(c)(13) by not paying certain fees due to the Nasdaq in respect of its listing.

Ends

Private Securities Litigation Reform Act Statement

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g. the fact that Madge’s shares will be delisted from the Nasdaq SmallCap market and the impact this will have on Madge). For more information on risks, please refer to Madge Networks’ SEC filings.

Madge and the Madge logo are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated or associated companies. Other trademarks appearing in this release are those of their respective owners.

Contact: Madge Networks, Wexham Springs, United Kingdom

Investor Relations Manager

MADGE NETWORKS N.V.

UK tel: +44 1753 661 609 or US tel: +1 212 709 1007

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